SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                 AMENDMENT NO. 5

                            WINSLOEW FURNITURE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   975377 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 15, 1999
--------------------------------------------------------------------------------
                   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)

                               Page 1 of 17 pages
                    There is one exhibit beginning on Page 16

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         EARL W. POWELL

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     U.S.A.

            Number of        (5)        Sole Voting Power             294,760(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power         1,703,427(1)
            Owned by
          Each Report-       (7)        Sole Dispositive Power        294,760(1)
           ing Person
              With           (8)        Shared Dispositive Power    1,703,427(1)

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                     1,998,187(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 27.3%(1)

(12)     Type of Reporting Person (See Instructions) IN


-----------------------

(1)      See Item 4.

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         PHILLIP T. GEORGE, M.D.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     U.S.A.

            Number of        (5)        Sole Voting Power             159,391(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power         1,703,427(1)
            Owned by
          Each Report-       (7)        Sole Dispositive Power        159,391(1)
           ing Person
              With           (8)        Shared Dispositive Power    1,703,427(1)

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                     1,862,818(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 25.5%(1)

(12)     Type of Reporting Person (See Instructions) IN


-----------------------

(1)      See Item 4.

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         TRIVEST GROUP, INC.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     DELAWARE

            Number of        (5)        Sole Voting Power             908,455(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power               -0-
            Owned by
          Each Report-       (7)        Sole Dispositive Power        908,455(1)
           ing Person
              With           (8)        Shared Dispositive Power          -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       908,455(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 12.5%(1)

(12)     Type of Reporting Person (See Instructions) CO


-----------------------

(1)      See Item 4.

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         TRIVEST FUND I, LTD (FORMERLY TRIVEST INSTITUTIONAL FUND, LTD.)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     FLORIDA

            Number of        (5)        Sole Voting Power             662,484(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power               -0-
            Owned by
          Each Report-       (7)        Sole Dispositive Power        662,484(1)
           ing Person
              With           (8)        Shared Dispositive Power          -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       662,484(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 9.1%(1)

(12)     Type of Reporting Person (See Instructions) PN


-----------------------

(1)      See Item 4.

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         TRIVEST 1988 FUND MANAGERS, LTD.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     FLORIDA

            Number of        (5)        Sole Voting Power             662,484(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power               -0-
            Owned by
          Each Report-       (7)        Sole Dispositive Power        662,484(1)
           ing Person
              With           (8)        Shared Dispositive Power          -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       662,484(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 9.1%(1)

(12)     Type of Reporting Person (See Instructions) PN


-----------------------

(1)      See Item 4.

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         TRIVEST SPECIAL SITUATIONS FUND 1985, L.P.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     DELAWARE

            Number of        (5)        Sole Voting Power             542,816(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power               -0-
            Owned by
          Each Report-       (7)        Sole Dispositive Power        542,816(1)
           ing Person
              With           (8)        Shared Dispositive Power          -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       542,816(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 7.4%(1)

(12)     Type of Reporting Person (See Instructions) PN


-----------------------

(1)      See Item 4.

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         TRIVEST ASSOCIATES, L.P.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     DELAWARE

            Number of        (5)        Sole Voting Power             542,816(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power               -0-
            Owned by
          Each Report-       (7)        Sole Dispositive Power        542,816(1)
           ing Person
              With           (8)        Shared Dispositive Power          -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       542,816(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 7.4%(1)

(12)     Type of Reporting Person (See Instructions) PN


-----------------------

(1)      See Item 4.

                              CUSIP NO. 975377 10 2

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         TRIVEST, INC.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]   (b) [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     DELAWARE

            Number of        (5)        Sole Voting Power             542,816(1)
          Shares Bene-
            ficially         (6)        Shared Voting Power               -0-
            Owned by
          Each Report-       (7)        Sole Dispositive Power        542,816(1)
           ing Person
              With           (8)        Shared Dispositive Power          -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       542,816(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         NOT APPLICABLE

(11)     Percent of Class Represented by Amount in Row (9) 7.4%(1)

(12)     Type of Reporting Person (See Instructions) PN


-----------------------

(1)      See Item 4.

Item 1(a).     Name of Issuer:

               WinsLoew Furniture, Inc. ("WinsLoew").

ITEM 1(B).     Address of Issuer's Principal Executive Offices:

               160 Village Street
               Birmingham, Alabama  35242

ITEM 2(A).     Name of Person Filing:

               This statement is filed on behalf of Earl W. Powell, Phillip T. George, M.D., Trivest Group, Inc. ("Group"), Trivest Fund I, Ltd. ("Fund I"), Trivest 1988 Fund Managers, Ltd. ("Fund Managers"), Trivest Special Situations Fund 1985, L.P. ("TSSF"), Trivest Associates, L.P. ("Trivest Associates") and Trivest, Inc. ("Trivest"), (individually, the "Reporting Person," collectively, the "Reporting Persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

ITEM 2(B).     Address of Principal Business Office:

               160 Village Street
               Birmingham, Alabama  35242

ITEM 2(C).     Citizenship or State of Incorporation:

               Earl W. Powell and Phillip T. George, M.D. -- U.S.A.

               Fund I and Fund Managers -- Florida

               Group, TSSF, Trivest Associates and Trivest -- Delaware

ITEM 2(D).     Title of Class of Securities:

               Common Stock, $.01 Par Value

ITEM 2(E).     CUSIP Number:

               975377 10 2

ITEM 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

               Not applicable

ITEM 4.        Ownership.

                                    AMOUNT                              POWER TO VOTE                     POWER TO DISPOSE
                                 BENEFICIALLY        % OF               -------------                     ----------------
      REPORTING PERSON              OWNED          CLASS(1)         SOLE            SHARED              SOLE             SHARED
      ----------------           ------------      --------         ----            ------              ----             ------
Earl W. Powell                 1,998,187(2)         27.3%          294,760           1,703,427        294,760           1,703,427

Phillip T. George              1,862,818(3)         25.5%          159,391           1,703,427        159,391           1,703,427

Group (4)                        908,455            12.5%          908,455                   0        908,455                   0

Fund I                           662,484             9.1%          662,484                   0        662,484                   0

Fund Managers                    662,484             9.1%          662,484                   0        662,484                   0

TSSF(5)                          542,816             7.4%          542,816                   0        542,816                   0

Trivest Associates               542,816             7.4%          542,816                   0        542,816                   0

Trivest                          542,816             7.4%          542,816                   0        542,816                   0

--------------------

(1) Calculated on the basis of 7,294,408 shares of Common Stock outstanding on December 31, 1998. Any securities that are not issued and outstanding, but that can be acquired through the exercise of options or warrants exercisable within 60 days, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by stockholders holding such options or warrants, but are not deemed to be issued and outstanding for the purpose of computing the percentage of the class of securities held by any other person.

(2) Includes 259,135 shares owned directly, 35,625 shares subject to options granted under WinsLoew's stock option plan, 662,484 shares held of record by Fund I, 245,971 shares held of record by Trivest Equity Partners I, Ltd. (formerly known as Trivest Investors Fund, Ltd.) ("Equity Partners") and 116,459 shares held of record by Trivest Principals' Fund 1988, Ltd. (the "Principals' Fund"), of which the Reporting Person is a general partner. See note (4). The Reporting Person disclaims beneficial ownership of the shares held by Fund I, Equity Partners and Principals' Fund. The indicated amount also includes 542,816 shares owned of record by TSSF (see note (5)) and 135,697 shares of record owned by Trivest Annuity Fund, Ltd. ("TAFL"), a private investment fund whose assets are managed by Trivest Plan Sponsor, Inc., a corporation controlled in part by the Reporting Person. The Reporting Person disclaims beneficial ownership of shares held by TSSF and TAFL.

(3) Includes 136,641 shares owned directly, 22,750 shares subject to options granted under WinsLoew's stock option plan, 662,484 shares held of record by Fund I, 245,971 shares held of record by Equity Partners, 116,459 shares held of record by Principals' Fund, of which the Reporting Person is a general partner, and 1,965 shares held of record by Dr. George's children. See note (4). The Reporting Person disclaims beneficial ownership of the shares held by the Fund I, Equity Partners, Principals' Fund and his children. The indicated amount also includes 542,816 shares owned of record by TSSF (see note (5)), and 135,697 shares owned of record by TAFL, a private investment fund whose assets are managed by Trivest Plan Sponsor, Inc, a corporation controlled in part by the Reporting Person. The Reporting Person disclaims beneficial ownership of shares held by TSSF and TAFL.

(4) Group serves as the sole general partner of Fund Managers, which in turn is the sole general partner of (i) Fund I, a privately held investment partnership that holds of record 662,484 shares of Common Stock, and
        (ii) Equity Partners, a privately held investment partnership that holds of record 245,971 shares of Common Stock. Messrs. Powell and George are executive officers and directors of Group and beneficially own a controlling interest of its outstanding capital stock.

(5) The general partner of TSSF is Trivest Associates, whose general partner is Trivest, a corporation owned by Messrs. Powell and George. Messrs. Powell and George are also limited partners of Trivest Associates.

        Messrs. Powell and George beneficially own, directly or indirectly 2,159,543 shares of Common Stock (after giving effect to the exercise of options), representing 29.4% of the Common Stock (after giving effect to the exercise of options). Messrs. Powell and George may be deemed controlling persons of the Issuer by their direct and indirect beneficial ownership of Common Stock.

                                    * * * * *

        On January 15, 1999, Messrs. Powell and George made a proposal (the "Proposal") to a previously formed Special Committee of the Issuer's Board of Directors on behalf of a corporation to be formed by Trivest Fund II, Ltd., Trivest Equity Partners II, Ltd., Trivest Principals Fund II, Ltd., and certain members of the Issuer's management to acquire all of the outstanding shares of Common Stock not currently owned by such persons (the "Remaining Shares"), subject to certain terms and conditions. Trivest Fund II, Ltd., Trivest Equity Partners II, Ltd. and Trivest Principals Fund II, Ltd., partnerships affiliated with Messrs. Powell and George, do not presently hold any of the Issuer's securities. The proposed transaction (the "Proposed Transaction") is a cash merger in which each holder of Remaining Shares would receive $30.00 per share (and each holder of outstanding options to purchase Common Stock would receive a cash payment equal to the difference between $30.00 per share and the per share exercise price of such options). The Proposed Transaction is subject, among other things, to (i) the negotiation and execution of a definitive merger agreement with the Issuer, (ii) approval of the Proposed Transaction by the Special Committee, the Board of Directors and the Issuer's shareholders, (iii) receipt of satisfactory financing for the Proposed Transaction, (iv) receipt of a fairness opinion from the financial advisor to the Special Committee stating that the Proposed Transaction is fair, from a financial point of view, to the holders of the Remaining Shares, (v) completion of all necessary governmental and regulatory filings, the receipt of all applicable governmental and regulatory approvals and the expiration of any applicable waiting periods, and
(vi) the absence of any dividend declarations or payments by the Issuer.

        Messrs. Powell and George are the only Reporting Persons on whose behalf the Proposal is being made. The Proposal is not being made on behalf of Trivest, TSSF, Trivest Associates, Fund I, Fund Managers, Group, Equity Partners, Principals' Fund, TAFL or Trivest Plan Sponsor, Inc. However, each of the Reporting Persons, including each of such entities, has indicated its or his intent to vote in favor of the Proposed Transaction.

        The Proposed Transaction would, if and when consummated, result in the Issuer's Common Stock (i) ceasing to be authorized for listing on the Nasdaq National Market and (ii) becoming eligible for termination of registration under
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

ITEM 8.         Identification and Classification of Members of the Group.

                Not applicable.

ITEM 9.         Notice of Dissolution of Group.

                Not applicable.

ITEM 10.        Certification.

                Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 1999
                               /S/ EARL W. POWELL
                               -----------------------------
                               EARL W. POWELL

                               /S/ PHILLIP T. GEORGE, M.D.
                               -----------------------------
                               PHILLIP T. GEORGE, M.D.

                               TRIVEST, INC.

                               By:  /S/ B. JAY ANDERSON
                               -----------------------------
                                    B. Jay Anderson
                                    Vice President

                               TRIVEST SPECIAL SITUATIONS
                               FUND 1985, L.P.

                               By:  Trivest Associates, L.P.,
                                    General Partner

                                    By:  Trivest, Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                               -----------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST ASSOCIATES, L.P.

                               By:  Trivest Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                               -----------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST FUND I, LTD.

                               By:  Trivest 1988 Fund Managers, Ltd.,
                                    General Partner

                                    By:  Trivest Group Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                               -----------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST 1988 FUND MANAGERS, LTD.

                               By:  Trivest Group Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                               -----------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST GROUP, INC.

                               By:  /S/ B. JAY ANDERSON
                               -----------------------------
                                   B. Jay Anderson
                                   Vice President

                                    EXHIBIT A


                      AGREEMENT TO FILE JOINT SCHEDULE 13G

        Pursuant to Rule 13d-1(f), the undersigned hereby consent to the joint filing of a single statement on their behalf.

January 27, 1999
                               /S/ EARL W. POWELL
                               -----------------------------
                               EARL W. POWELL

                               /S/ PHILLIP T. GEORGE, M.D.
                               -----------------------------
                               PHILLIP T. GEORGE, M.D.

                               TRIVEST, INC.

                               By:  /S/ B. JAY ANDERSON
                               -----------------------------
                                    B. Jay Anderson
                                    Vice President

                               TRIVEST SPECIAL SITUATIONS
                               FUND 1985, L.P.

                               By:  Trivest Associates, L.P.,
                                    General Partner

                                    By:  Trivest, Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                                    ------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST ASSOCIATES, L.P.

                               By:  Trivest Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                                    ------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST FUND I, LTD.

                               By:  Trivest 1988 Fund Managers, Ltd.,
                                    General Partner

                                    By:  Trivest Group Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                                    ------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST 1988 FUND MANAGERS, LTD.

                               By:  Trivest Group Inc., General Partner

                                    By:/S/ B. JAY ANDERSON
                                    ------------------------
                                       B. Jay Anderson
                                       Vice President

                               TRIVEST GROUP, INC.

                               By:  /S/ B. JAY ANDERSON
                               -----------------------------
                                   B. Jay Anderson
                                   Vice President